UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number 001-37385

Baozun Inc.

(Translation of registrant’s name into English)

Building B, No. 1268 Wanrong Road
Shanghai 200436
The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Exhibits 4.1, 5.1, 8.1, 8.2, 23.1 and 23.2 to this current report on Form 6-K are incorporated by reference into the registration statements on Form F-3 of Baozun Inc. (No. 333-230718), and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description

4.1	Specimen of Ordinary Share Certificate.

5.1	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares.

8.1	Opinion of Maples and Calder (Hong Kong) LLP regarding certain Cayman Islands tax matters (included in Exhibit 5.1).

8.2	Opinion of Han Kun Law Offices regarding certain PRC tax matters.

23.1	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1).

23.2	Consent of Han Kun Law Offices (included in Exhibit 8.2).

99.1	Press Release: Baozun Inc. Announces Pricing of Global Offering.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAOZUN INC.

	By:	/s/ Robin Bin Lu
	Name:	Robin Bin Lu
	Title:	Chief Financial Officer

Date: September 23, 2020